Exhibti 99.13

Uwe Engelmann
Director, Minxcon
Coldstream Office Park
2 Coldstream Street
Little Falls
Roodepoort
Gauteng
South Africa

I, Uwe Engelmann, consent to the public filing of the technical report titled “A Technical Report on the Blanket Gold Mine in the Gwanda Area, Zimbabwe” and dated 01 December 2014 (the “Technical Report”) by Caledonia Mining Corporation.

I certify that the Technical Report being filed by Caledonia Mining Corporation fairly and accurately represents the information in the sections of the technical report for which I am responsible.

Dated this 1st of December 2014.

Signature of Qualified Person

Uwe Engelmann
Print Name of Qualified Person